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                                                                  EXHIBIT (a)(8)

NEWS

Contact: Ford:  Jennee Martin             APCO: Anthony R. Levinson
                313-337-2699                    770-394-7070

IMMEDIATE RELEASE

FORD MOTOR COMPANY REACHES AGREEMENT TO BUY AUTOMOBILE PROTECTION
CORPORATION


DEARBORN, Mich., June 10, 1999 - Ford Motor Company [NYSE:F] and Automobile Protection Corporation (APCO) [NASDAQ:APCO], a premier all-makes extended service contract provider, have reached a definitive agreement for Ford to acquire APCO for $13.00 per share in cash.

APCO's core business is the marketing and administration of the EasyCare(R) Certified Pre-Owned Vehicle Merchandising Program and EasyCare(R) Vehicle Service Contracts, sold primarily through car and truck dealerships. APCO also administers warranty and service contract products under private labels.

"APCO is a nationally recognized company that has earned a top-tier position in the all-makes extended service contract market," said Mike Jordan, vice president, Ford Customer Service Division (FCSD). "We're pleased to add EasyCare(R) to Ford Motor Company's portfolio of brands.

"This acquisition is directly aligned with Ford's goal of becoming the leading consumer company that provides automotive products and services, and it represents another significant step in FCSD's efforts to become the number one aftersales and service operation in the world."

Headquartered in Atlanta, Georgia, APCO has 200 employees. The company will retain its current officers, employees and independent sales representatives.

"APCO has a highly skilled and nimble management team with an outstanding track record of growth, effective operating systems and best-in-class customer service," Jordan said. "And APCO's leaders demonstrate the new entrepreneurial spirit taking hold at Ford."

Ford Motor Company has agreed to commence a tender offer for all of the outstanding shares of APCO common stock, at a purchase price of $13.00 per share. The total amount of the tender offer is approximately $180 million.

This transaction is subject to regulatory approval and the valid tender of a majority of APCO's shares, as well as other customary conditions. The directors of APCO are unanimously recommending that all APCO shareholders accept Ford's offer. APCO's founders and largest shareholders, Martin Blank and Larry Dorfman, have agreed to tender their shares and support the transaction.

"The proposed merger with Ford Motor Company represents good value for our stockholders, outstanding marketing opportunities for our agents, security for our employees and strong growth opportunities for both companies," said Larry Dorfman, president and chief executive officer of APCO.

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"Being able to operate independently while having the full backing of Ford will place us in a unique and favorable position in the marketplace," Dorfman continued. "We will continue to operate the way we do today, and will serve present and future clients with the same industry-leading level of service we have become known for."

Ford Motor Company is the world's second largest automaker. Its automotive brands include Aston Martin, Ford, Jaguar, Lincoln, Mazda, Mercury and Volvo. Its automotive-related services include Ford Credit, Quality Care, Hertz and Visteon Automotive Systems.